UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
VTEX
(Name of Issuer)
Class A common shares, par value $0.0001 per share

(Title of Class of Securities)
G9470A102
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: G9470A102

1	NAME OF REPORTING PERSON Fourth Sail Capital LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3.215.475
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3.215.475
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3.215.475
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.99%
12	TYPE OF REPORTING PERSON PN

CUSIP No.: G9470A102

1	NAME OF REPORTING PERSON Ariel Merenstein I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3.215.475
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3.215.475
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3.215.475
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.99%
12	TYPE OF REPORTING PERSON IN
IN

CUSIP No.: G9470A102

1	NAME OF REPORTING PERSON Fourth Sail Long Short LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2.301.337
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2.301.337
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2.301.337
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.85%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: G9470A102

1	NAME OF REPORTING PERSON Fourth Sail Discovery LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 914.138
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 914.138
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914.138
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.13%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: G9470A102
ITEM 1(a).	NAME OF ISSUER: VTEX
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 125 Kingsway, Wc2B 6NH London, United Kingdom
ITEM 2(a).	NAME OF PERSON FILING: Fourth Sail Capital LP (Fourth Sail Capital) Ariel Merenstein (Mr. Merenstein) Fourth Sail Long Short LLC (Fourth Sail Long Short) Fourth Sail Discovery LLC (Fourth Sail Discovery)
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: Fourth Sail Capital LP Ogier Global (Cayman) Limited 89 Nexus Way Grand Cayman Camana Bay KY1-9009 Cayman Islands
ITEM 2(c).	CITIZENSHIP:
Fourth Sail Capital is a Cayman Islands limited partnership
Mr. Merenstein is a United States citizen
Fourth Sail Long Short and Fourth Sail Discovery are Delaware limited liability companies

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A common shares, par value $0.0001 per share (Class A Common Shares)
ITEM 2(e).	CUSIP NUMBER: G9470A102
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 80,675,246 outstanding Class A Common Shares.

As of the date of this Schedule 13G, Fourth Sail Long Short directly holds 2,301,337 Class A Common Shares and Fourth Sale Discovery directly holds 914,138 Class A Common Shares. Fourth Sail Capital is the General Partner of each of Fourth Sail Long Short and Fourth Sail Discovery. Mr. Merenstein is the managing partner of Fourth Sail Capital.
(a) Amount beneficially owned:
3.215.475
(b) Percent of class:
3.99%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Fourth Sail Capital LP : Ariel Merenstein : Fourth Sail Long Short LLC : Fourth Sail Discovery LLC :
(ii) shared power to vote or to direct the vote:
Fourth Sail Capital LP : 3.215.475 Ariel Merenstein : 3.215.475 Fourth Sail Long Short LLC : 2.301.337 Fourth Sail Discovery LLC : 914.138
(iii) sole power to dispose or direct the disposition of:
Fourth Sail Capital LP : Ariel Merenstein : Fourth Sail Long Short LLC : Fourth Sail Discovery LLC :
(iv) shared power to dispose or to direct the disposition of:
Fourth Sail Capital LP : 3.215.475 Ariel Merenstein : 3.215.475 Fourth Sail Long Short LLC : 2.301.337 Fourth Sail Discovery LLC : 914.138
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: G9470A102
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 09 2024	Fourth Sail Capital LP By: /s/ Thiago Doria Name: Thiago Doria Title: Authorized Person
Ariel Merenstein By: /s/ ARIEL MERENSEIN Name: ARIEL MERENSEIN Title: Self
Fourth Sail Long Short LLC By: /s/ Thiago Doria Name: Thiago Doria Title: Authorized Person
Fourth Sail Discovery LLC By: /s/ Thiago Doria Name: Thiago Doria Title: Authorized Person
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).